Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – December 14, 2022 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that on December 14, 2022, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2022 and until the Company’s next annual general meeting.

The above was approved by 13,401,817 votes (97.33%). 366,618 votes opposed (2.67%) and 7,057 votes abstained.

(2)	To elect the following persons to serve as Directors in Class A for an additional period until the third succeeding Annual General Meeting thereafter:

2.1	Mr. Eyal Sheratzky – approved by 11,834,083 votes (86.63%). 1,824,918 votes (13.37%) opposed and 5,844 votes abstained.

2.2	Mr. Efraim Sheratzky – approved by 10,473,233 votes (76.76%). 3,169,933 votes (23.24%) opposed and 21,679 votes abstained.

2.3	Mrs. Tal Sheratzky Jaffa – approved by 11,815,808 votes (86.60%). 1,827,352 votes (13.40%) opposed, and 21,685 votes abstained.

2.4	Mr. Yoav Kahane (Director and an Independent Director) – approved by 10,210,817 votes (74.76%). 3,448,343 votes (25.24%) opposed and 5,685 votes abstained.

(3)	To re-elect Mr. Gidon Kotler as External Director for the Company, to office for an additional term of three years, which will commence on April 30, 2023.

The above was approved by 12,335,628 votes (90.31%). 1,323,341 votes opposed (9.69%) and 5,875 votes abstained, with majority of "non interested" Shareholders.

(4)	To approve the renewal of the Compensation Policy of the Company, that was approved by the shareholders in the general meeting held on December 12, 2019.

The above was approved by 12,040,273 votes (88.31%). 1,593,908 votes opposed (11.69%) and 30,663 votes abstained, with a majority of Shareholders not having "personal interest" in the approval of the compensation policy.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559